U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                       International Speedway Corporation
               ------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
               ------------------------------------------------
                         (Title of Class of Securities)


                                    460335201
               ------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
          -----------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [X] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460335201
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1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

        Select Equity Group, Inc.   (13-3669571)

-----------------------------------------------------------------------------
2) Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [ ]
        (B) [ ]
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3)   SEC Use Only


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4)   Citizenship or Place of Organization

        New York
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Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power

              3,317,434
        -----------------------------------------------
        6) Shared Voting Power

                    0
        -----------------------------------------------
        7) Sole Dispositive Power

              3,317,434
        -----------------------------------------------
        8) Shared Dispositive Power

                    0
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9) Aggregate Amount Beneficially Owned by Each Reporting Person

              3,317,434
-----------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
-----------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

                11.20%
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12) Type of Reporting Person (See Instructions)

         IA
-----------------------------------------------------------------------------

CUSIP No. 460335201
-----------------------------------------------------------------------------
1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

        Select Offshore Advisors, LLC   (13-4186328)
-----------------------------------------------------------------------------
2) Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [ ]
        (B) [ ]
-----------------------------------------------------------------------------
3)   SEC Use Only

-----------------------------------------------------------------------------
4)   Citizenship or Place of Organization

        New York
-----------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:


        5) Sole Voting Power

              580,205
        -----------------------------------------------
        6) Shared Voting Power

                    0
        -----------------------------------------------
        7) Sole Dispositive Power

              580,205
   -----------------------------------------------
        8) Shared Dispositive Power

                    0
-----------------------------------------------------------------------------
9) Aggregate Amount Beneficially Owned by Each Reporting Person

             580,205
-----------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
-----------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

            1.96%
-----------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)

         OO
-----------------------------------------------------------------------------

CUSIP No. 460335201
-----------------------------------------------------------------------------
1)   Names of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons (Entities Only)

        George S. Loening

-----------------------------------------------------------------------------
2) Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [ ]
        (B) [ ]
-----------------------------------------------------------------------------
3)   SEC Use Only

-----------------------------------------------------------------------------
4)   Citizenship or Place of Organization

        USA
-----------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power

            3,897,639
        -----------------------------------------------
        6) Shared Voting Power

                    0
        -----------------------------------------------
        7) Sole Dispositive Power

            3,897,639
        -----------------------------------------------
        8) Shared Dispositive Power

                    0
-----------------------------------------------------------------------------
9) Aggregate Amount Beneficially Owned by Each Reporting Person

            3,897,639
-----------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
-----------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

              13.16%
-----------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)

         IN
-----------------------------------------------------------------------------

Item 1. (a) Name of Issuer:
               International Speedway Corporation

        (b) Address of Issuer's Principal Executive Offices:
               1801 West International Speedway Boulevard
               Daytona Beach, FL  32114
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Item 2. (a) Name of Person Filing:

        (b) Address of Principal Business Office or, if none, Residence:

        (c) Citizenship:

            This Schedule 13G is being filed jointly by Select Equity Group, Inc., a New York corporation ("Select"), Select Offshore Advisors, LLC, a New York limited liability corporation("Select Offshore"), and George S. Loening, the controlling shareholder of Select and Select Offshore("Loening"). The business address of each of Select, Select Offshore and Loening is:

               380 Lafayette Street, 6th Floor
               New York, New York 10003

               George S. Loening is a United States citizen.

         (d) Title of Class of Securities:

               Class A Common Stock

         (e) CUSIP Number:

               460335201
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Item    3. If this statement is being filed pursuant to Rule 13d-1(b) or (c), or
           13d-2(b), check whether the person filing is:

     (a) [ ] Broker or dealer registered under Section 15 of the Act
     (b) [ ] Bank as defined in section 3(a)(6) of the Act
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment company registered under section 8 of the
                 Investment Company Act of 1940
     (e) [X] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E)
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
     (g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
     (j) [ ] Group, in accordance with 13d-1(b)(1)(ii)(J)
-----------------------------------------------------------------------------

Item 4. Ownership:

     (a) Amount Beneficially Owned:                                3,897,639*

     (b) Percent of Class:                                             13.16%

     (c) Number of Shares as to which such person has:

         (i)   Sole power to vote or direct the vote:              3,897,639*

         (ii)  Shared power to vote or direct the vote:                    0

         (iii) Sole power to dispose or direct the disposition of: 3,897,639*

         (iv) Shared power to dispose or direct the disposition of:        0

         *See Attachment A
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Item 5. Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following
           [  ]
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Item 6. Ownership of More than Five Percent on Behalf of Another Person:

           Various other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, the securities whose ownership is reported on this schedule. No one such other person's interest in such securities relates to more than five percent of the class.
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Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

           N/A
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Item 8. Identification and Classification of Members of the Group

           N/A
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Item 9. Notice of Dissolution of Group

           N/A
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

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  SELECT EQUITY GROUP, INC.



                                  By: /s/ George S. Loening
                                     -------------------------------
                                     Title: President



                                  SELECT OFFSHORE ADVISORS, LLC



                                  By: /s/ George S. Loening
                                     -------------------------------
                                     Title: Manager



                                     /s/ George S. Loening
                                    ------------------------------
                                         George S. Loening


Date: February 14, 2006

                                  ATTACHMENT A

     As of February 10, 2006, Select and Select Offshore are the beneficial owners of 3,897,639 shares of Class A Common Stock of International Speedway Corporation("Common Stock"),for a total beneficial ownership of 13.16% of the outstanding shares of Common Stock. As the President and controlling shareholder of Select and the Manager of Select Offshore, Loening has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 3,897,639 shares of Common Stock owned by Select and Select Offshore. Accordingly, Loening may be deemed to be the beneficial owner of 3,897,639 shares of Common Stock, or 13.16% of the outstanding shares of Common Stock.


                                  ATTACHMENT B

                            AGREEMENT OF JOINT FILING

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of International Speedway Corporation, and that this Agreement be included as an attachment to such filing.

     This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 14th day of February, 2006.

                                 SELECT EQUITY GROUP, INC.


                                 By: /s/ George S. Loening
                                    ----------------------------------
                                 Title:  President



                                 SELECT OFFSHORE ADVISORS, LLC


                                  By:   /s/ George S. Loening
                                        ------------------------------
                                        Title: Manager



                                         /s/ George S. Loening
                                        ------------------------------
                                             George S. Loening



                                       8